Exhibit 99.1

Wix Reports Second Quarter 2019 Results

●	Delivered another quarter of robust growth: Q2 revenue was $185.4 million, up 27% Y/Y and collections were $199.6 million, up 25% Y/Y, both exceeding prior guidance

●	Efficient marketing continues to drive leverage in the model, contributing to strong free cash flow of $30.8 million, up 29% y/y

●	Elevated overall product offering driving growth in lifetime cohort value

o	Cumulative collections from H1’19 user cohorts up 9% Y/Y versus the H1’18 user cohorts through first half of the year

o	Expected future collections of existing user cohorts increased to $5.9 billion, up 28% Y/Y

●	Launched 24/7 global customer support and implemented multiple new efforts to provide personalized support to users

NEW YORK, July 24, 2019 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the second quarter ended June 30, 2019, exceeding its prior guidance. In addition, the Company provided its initial outlook for the third quarter 2019 and raised its outlook for the full year, reflecting accelerating collections growth for the second half of the year.

“Our ongoing strong top line performance reflects success across multiple growth drivers, including vast improvements to our overall product offering and increasing adoption of complementary products. These results validate the increasing value we provide to our evolving user base. We have made tremendous progress with multiple new initiatives, and I believe these will drive growth in the second half of this year and beyond,” said Avishai Abrahami, Co-founder and CEO of Wix.

Lior Shemesh, CFO of Wix, said, “We continue to grow the value of our user base through new product offerings and increasing monetization. We now expect future collections of existing user cohorts to be $5.9 billion over the next eight years, which is an increase of 28% Y/Y. Our results continue to show the strength of our financial model and our ability to drive profitable growth, which we believe will continue through this year and for many years to come.”

Commenting on the recently announced initiative to expand Customer Solutions, Nir Zohar, President and COO of Wix, said, “Our expanding Customer Solutions organization is ramping quickly as we have added resources and are implementing many new processes to enable personalized support for users. Initial data is very positive, and we continue to believe this initiative will fuel additional growth.”

Q2 2019 Financial Summary

	Three months ended
	June 30,
$ in thousands	2018	2019	Y/Y growth	Prior Q2 2019 Outlook
Revenue	$146,132	$185,419	27%	$182,000 – 184,000
Collections	$159,895	$199,563	25%	$197,000 – 199,000
Operating (Loss)	$(6,507)	$(14,161)	NA
Non-GAAP Operating Income	$12,939	$14,195	10%
Net Cash Provided by Operating Activities	$27,268	$37,180	36%
Free Cash Flow	$23,857	$30,754	29%

Additional Q2 2019 Results and Highlights

●	Gross margin on a GAAP basis in the second quarter of 2019 was 75%, compared to 79% in the second quarter of 2018

●	Non-GAAP gross margin in the second quarter of 2019, calculated as non-GAAP gross profit as a percent of revenue, was 76%, compared to 80% in the second quarter of 2018

●	GAAP net loss in the second quarter of 2019 was $(16.7) million, or $(0.33) per share, compared to a net loss of $(5.6) million, or $(0.12) per share, for the second quarter of 2018

●	Non-GAAP net income in the second quarter of 2019 was $17.0 million, or $0.34 per share, compared to non-GAAP net income of $13.8 million, or $0.29 per share for the second quarter of 2018

●
Net cash provided by operating activities in the second quarter of 2019 was $37.2 million, while capital expenditures totaled $6.4 million, leading to free cash flow of $30.8 million, compared to $23.9 million of free cash flow in the second quarter of 2018, a 29% year-over-year increase

●
Added 132,000 net premium subscriptions in the second quarter of 2019 to reach 4.3 million as of June 30, 2019, a 17% increase over the total number of premium subscriptions at the end of the second quarter of 2018

●	Added 5.7 million registered users in the second quarter of 2019. Registered users as of June 30, 2019 were 154 million, representing an 18% increase compared to the end of the second quarter of 2018

Recent Business Highlights

●
Multiple new initiatives indicating strong future growth potential: The progress of several new initiatives under development at Wix are demonstrating the ability to contribute growth in the future. To highlight a few --

o	When we launched Corvid by Wix, we did so to expand our addressable market to professionals - this expansion is happening as more professionals are coming to Wix than ever before

o	Gaining momentum with Agency Partners - tens of thousands using Wix today

o	Significant progress in expanding Customer Support organization - now providing 24/7 support globally and implementing procedures to provide personalized support

o	Share of Wix Payments of total GMV rapidly increasing as total GMV continues to climb, demonstrating strong momentum as global rollout continues

o	Over 500,000 Wix users with premium subscriptions have used at least one component of Ascend by Wix in the last 30 days, illustrating this product’s enormous market potential

●
Announced new operations in Japan: We announced expanded operations in Japan with the opening of an office in Tokyo in order to drive further growth in this market. Through the development of partnerships, targeted marketing and dedicated customer support, these new operations will improve our ability to serve this fast-growing market.

●
Acquired Gefen Team to form a new creative group within Wix: In May, we completed an acquihire of the Tel Aviv-based creative agency in support of our goal to become a top 100 brand globally. The Gefen Team, an award-winning creative agency, joined the Wix marketing team full time, and Founder Eran Gefen is now the Vice President of Creative at Wix.

●
Launched global partnership with eSports and entertainment organization FaZe Clan: As part of our brand strategy, we have partnered with FaZe Clan to connect with current and future customers through integrated social and digital content. Wix will become FaZe Clan's official website development and design partner. Wix branding will also be featured on the official FaZe Clan team shirt, and Wix will serve as an official supporter of FaZe Clan's Professional Fortnite team. This is our first eSports partnership and part of our ongoing sports marketing efforts.

●
Hosting the second annual Wix Design Playground: We are hosting a three-month design program in New York in which participants develop and hone their web design skills. A major initiative over the course of the program is the Social Good Project in which each designer helps a local non-profit to build an online presence and manage the outreach to their communities using the Wix platform.

Financial Outlook

Wix is introducing its outlook for the third quarter 2019:

	Q3 2019 Outlook	Y/Y growth
Revenue	$196 - $198 million	26% - 27%
Collections	$204 - $206 million	25% - 27%

Wix is also updating its outlook for the full year 2019:

	Updated FY 2019 Outlook	Y/Y growth	Prior FY 2019 Outlook
Revenue	$761 - $765 million	26% - 27%	$758 - $763 million
Collections	$825 - $831 million	25% - 26%	$822 - $830 million
Free Cash Flow	$123 - $126 million	21% - 24%	$122 - $126 million

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, July 24, 2019 to answer questions about the financial and operational performance of the business for the second quarter ended June 30, 2019. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-270-2148 (US/ Canada), +1-412-902-6510 (International) or 1-809-212-373 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID WIX. A telephonic replay of the call will be available through July 31, 2019 at 11:59 p.m. ET by dialing +1-877-344-7529 and providing Conference ID 10133234.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is leading the way with a cloud-based website development platform for over 150 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related expenses. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see "Reconciliation of GAAP to Non-GAAP Financial Measures" below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its free cash flow guidance to net cash provided by operating activities because net cash provided by operating activities is not accessible on a forward-looking basis. Items that impact net cash provided by operating activities are out of the Company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation to net cash provided by operating activities is not available without unreasonable effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets and attract new customer segments; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2018 annual report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2019. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
investors.wix.com
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)

Revenue	$146,132	$185,419	$283,907	$359,709
Cost of revenue	30,437	46,662	59,481	86,377
Gross Profit	115,695	138,757	224,426	273,332

Operating expenses:
Research and development	48,492	61,486	94,994	119,669
Selling and marketing	58,855	71,329	125,866	157,047
General and administrative	14,855	20,103	28,525	38,569
Total operating expenses	122,202	152,918	249,385	315,285
Operating loss	(6,507)	(14,161)	(24,959)	(41,953)
Financial expenses, net	1,532	(580)	1,403	(2,310)
Other income (expenses)	63	8	84	32
Loss before taxes on income	(4,912)	(14,733)	(23,472)	(44,231)
Taxes on income	728	2,001	1,979	3,243
Net loss	$(5,640)	$(16,734)	$(25,451)	$(47,474)

Basic and diluted net loss per share	$(0.12)	$(0.33)	$(0.54)	$(0.95)
Basic and diluted weighted-average shares used to compute net loss per share	47,689,337	50,273,017	47,258,381	49,917,692

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2018	2019
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$331,057	$351,462
Short term deposits	349,619	293,250
Restricted cash and deposit	1,149	1,149
Marketable securities	22,992	104,863
Trade receivables	13,528	18,230
Prepaid expenses and other current assets	11,939	25,774
Total current assets	730,284	794,728

Long Term Assets:
Property and equipment, net	21,947	27,079
Marketable securities	47,225	73,858
Prepaid expenses and other long-term assets	3,065	2,623
Intangible assets and goodwill, net	42,229	41,459
Operating lease assets	-	57,327
Total long-term assets	114,466	202,346

Total assets	$844,750	$997,074

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$45,567	$46,074
Employees and payroll accruals	32,036	45,452
Deferred revenues	227,226	262,259
Accrued expenses and other current liabilities	35,564	42,972
Operating lease liabilities	-	15,259
Total current liabilities	340,393	412,016

Long term deferred revenues	12,494	17,694
Long term deferred tax liability	602	570
Convertible senior notes	337,777	348,089
Long term loan	1,219	1,219
Other long term liabilities	-	2,074
Long term operating lease liabilities	-	42,784
Total long term liabilities	352,092	412,430

Total liabilities	692,485	824,446

Shareholders' Equity
Ordinary shares	88	93
Additional paid-in capital	472,239	537,799
Other comprehensive loss	(1,691)	581
Accumulated deficit	(318,371)	(365,845)
Total shareholders' equity	152,265	172,628

Total liabilities and shareholders' equity	$844,750	$997,074

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(5,640)	$(16,734)	$(25,451)	$(47,474)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,196	2,927	4,093	5,585
Amortization	731	738	1,319	1,470
Share based compensation expenses	17,769	27,565	33,443	52,472
Amortization of debt discount and debt issuance costs	-	5,194	-	10,311
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(545)	105	(897)	594
Amortization of premium and discount and accrued interest on marketable securities, net	45	(10)	12	41
Deferred income taxes, net	(307)	402	(405)	533
Decrease (increase) in trade receivables	2,536	161	2,724	(4,532)
Increase in prepaid expenses and other current and long-term assets	(8,277)	(3,942)	(17,549)	(11,141)
Increase (decrease) in trade payables	3,826	(3,222)	3,382	1,328
Increase in employees and payroll accruals	4,978	4,223	13,431	12,235
Increase in short term and long term deferred revenues	13,763	14,144	35,643	40,233
Increase (decrease) in accrued expenses and other current liabilities	(3,807)	5,629	2,302	10,599
Net cash provided by operating activities	27,268	37,180	52,047	72,254
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	5,337	55,000	19,111	81,775
Investment in short-term deposits and restricted deposits	(125,001)	-	(151,780)	(26,000)
Investment in marketable securities	(11,576)	(108,693)	(14,979)	(136,616)
Proceeds from marketable securities	11,496	21,601	14,436	29,056
Purchase of property and equipment	(3,296)	(6,235)	(6,507)	(11,065)
Capitalization of software development costs	(115)	(191)	(262)	(389)
Investment in other long-term assets	(500)	-	(500)	-
Payment for Businesses acquired	-	(2,800)	-	(2,800)
Net cash used in investing activities	(123,655)	(41,318)	(140,481)	(66,039)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	11,587	7,512	21,891	14,190
Proceeds from issuance of convertible senior notes	385,000	-	385,000	-
Payments of debt issuance costs	(10,010)	-	(10,010)	-
Purchase of capped call	(39,424)	-	(39,424)	-
Net cash provided by financing activities	347,153	7,512	357,457	14,190
INCREASE IN CASH AND CASH EQUIVALENTS	250,766	3,374	269,023	20,405
CASH AND CASH EQUIVALENTS—Beginning of period	103,487	348,088	85,230	331,057
CASH AND CASH EQUIVALENTS—End of period	$354,253	$351,462	$354,253	$351,462

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues	$146,132	$185,419	$283,907	$359,709
Collections	$159,895	$199,563	$319,550	$399,942
Free Cash Flow	$23,857	$30,754	$45,278	$60,800
Number of registered users at period end (*)	131,027	154,039	131,027	154,039
Number of premium subscriptions at period end (*)	3,659	4,295	3,659	4,295

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues	$146,132	$185,419	$283,907	$359,709
Change in deferred revenues	13,763	14,144	35,643	40,233
Collections	$159,895	$199,563	$319,550	$399,942

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$1,087	$1,436	$2,166	$2,747
Research and development	9,470	14,119	17,955	26,375
Selling and marketing	2,352	4,506	4,394	9,254
General and administrative	4,860	7,504	8,928	14,096
Total share based compensation expenses	17,769	27,565	33,443	52,472
(2) Amortization	731	738	1,319	1,470
(3) Acquisition related expenses	946	53	2,374	53
(4) Amortization of debt discount and debt issuance costs	-	5,194	-	10,311
(5) Non-operating foreign exchange expenses (income)	-	140	-	1,592
Total adjustments of GAAP to Non GAAP	$19,446	$33,690	$37,136	$65,898

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Gross Profit	$115,695	$138,757	$224,426	$273,332
Share based compensation expenses	1,087	1,436	2,166	2,747
Amortization	142	141	284	283
Non GAAP Gross Profit	116,924	140,334	226,876	276,362

Non GAAP Gross margin	80%	76%	80%	77%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Operating loss	$(6,507)	$(14,161)	$(24,959)	$(41,953)
Adjustments:
Share based compensation expenses	17,769	27,565	33,443	52,472
Amortization	731	738	1,319	1,470
Acquisition related expenses	946	53	2,374	53
Total adjustments	$19,446	$28,356	$37,136	$53,995

Non GAAP operating income	$12,939	$14,195	$12,177	$12,042

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net loss	$(5,640)	$(16,734)	$(25,451)	$(47,474)
Share based compensation expense and other Non GAAP adjustments	19,446	33,690	37,136	65,898
Non-GAAP net income	$13,806	$16,956	$11,685	$18,424

Basic Non GAAP net income per share	$0.29	$0.34	$0.25	$0.37
Weighted average shares used in computing basic Non GAAP net income\ per share	47,689,337	50,273,017	47,258,381	49,917,692

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net cash provided by operating activities	$27,268	$37,180	$52,047	$72,254
Capital expenditures, net	(3,411)	(6,426)	(6,769)	(11,454)
Free Cash Flow	$23,857	$30,754	$45,278	$60,800

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Basic and diluted weighted average number of shares outstanding	47,689,337	50,273,017	47,258,381	49,917,692
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,040,188	7,744,708	8,040,188	7,744,708
Restricted share units	2,117,774	2,289,069	2,117,774	2,289,069
	57,847,299	60,306,794	57,416,343	59,951,469

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	September 30, 2019		December 31, 2019
	Low	High	Low	High

Projected revenues	196,000	198,000	761,000	765,000
Projected change in deferred revenues	8,000	8,000	64,000	66,000
Projected collections	$204,000	$206,000	$825,000	$831,000